:----------:                                      :----------------------------:
:  FORM 4  :                                      :     OMB APPROVAL           :
:----------:                                      :----------------------------:
                                                  :OMB NUMBER:       3235-0287 :
                                                  :EXPIRES: DECEMBER 31, 2001  :
                                                  :ESTIMATED AVERAGE BURDEN    :
                                                  :HOURS PER RESPONSE..... 0.5 :
                                                  :----------------------------:

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

[_] CHECK THIS BOX IF NO LONGER SUBJECT TO SECTION 16. FORM 4
    OR FORM 5 OBLIGATIONS MAY CONTINUE. SEE INSTRUCTION 1(b).

================================================================================
1. Name and Address of Reporting Person*

                          The Goldman Sachs Group, Inc.
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   (Last)                     (First)                       (Middle)


                                 85 Broad Street
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                                    (Street)

   New York                   New York                      10004
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   (City)                     (State)                       (Zip)
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2. Issuer Name and Ticker or Trading Symbol

   McNeil Real Estate Fund XXVII, L.P.                 Symbol: N/A
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3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)


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4. Statement for Month/Year

   01/00
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   _____ Director                       ____ 10% Owner
   _____ Officer (give title below)      X   Other (Specify below)
                                        ----
                              Former 10% Owner
                              ----------------
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================================================================================
7. Individual or Joint/Group Filing (Check Applicable Line)

         Form filed by One Reporting Person
   -----
     X   Form filed by More than One Reporting Person
   -----

TABLE I-NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED


1.Title of Security    2.Trans-     3.Trans-       4.Securities Acquired (A)    5.Amount of         6.Ownership     7.Nature of
  (Instr. 3)             action       action         or Disposed of (D)           Securities Bene-    Form: Direct    Indirect
                         Date         Code           (Instr. 3, 4 and 5)          ficially Owned      (D) or          Beneficial
                         (Month/      (Instr. 8)     ------------------------     at End of           Indirect (I)    Ownership
                          Day/      ------------     Amount   (A) or   Price      Month (Instr.       (Instr. 4)      (Instr. 4)
                          Year)     Code      V               (D)                 3 and 4)
-------------------    ---------    ------------     ------------------------   ------------------  --------------  ---------------

Units of Limited
Partnership Interests  01/31/00      J(1)           0(1)      D        $0(1)        0                  (1)             (1)
------------------------------------------------------------------------------------------------------------------------------------

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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

*If the form is filed by more than one reporting person, see Instruction 4(b)(v).                                    SEC 1474 (7-97)

 TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)


1.   Title of Derivative Security (Instr. 3)


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2.   Conversion or Exercise Price of Derivative Security


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3.   Transaction Date (Month/Date/Year)


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4.   Transaction Code (Instr. 8)
           Code                          V
     ------------------            ------------

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5.   Number of Derivative Securities Acquired (A) or Disposed of (D)
     (Instr. 3, 4, and 5)
            (A)                          (D)
     ------------------            ------------

================================================================================
6.   Date Exercisable and Expiration Date (Month/Day/Year)
          Date Exercisable              Expiration Date
     ------------------------      ------------------------

================================================================================
7.   Title and Amount of Underlying Securities (Instr. 3 and 4)
           Title                   Amount or Number of Shares
     ------------------            --------------------------

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8.   Price of Derivative Security (Instr. 5)


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9.   Number of Derivative Securities Beneficially Owned at End of Month
     (Instr. 4)


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================================================================================
10.  Ownership Form of Derivative Security: Direct (D) or Indirect (I)
     (Instr. 4)


     ---------------------------------------------------------------------------
================================================================================
11.  Nature of Indirect Beneficial Ownership (Instr. 4)


     ---------------------------------------------------------------------------
================================================================================
Explanation of Responses:

(1) See page 3 attached.

                           /s/                                 February 10, 2000
                    ---------------------------------------    -----------------
                     **Signature of Reporting Person                Date
                       See page 5 attached.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                                                          Page 2
                                                                 SEC 1474 (7/97)

                                     Form 4
                               Continuation Sheet


Item 1:  The Goldman Sachs Group, Inc.
               85 Broad Street
               New York, New York 10004
Item 2:  McNeil Real Estate Fund XXVII, L.P. - N/A
Item 4:        January 2000
---------------------------------------------------------------

Instruction 4(b)(v) list of other Reporting Persons:

         This Form 4 is being filed by The Goldman Sachs Group, Inc. ("GSG"), Whitehall Street Real Estate Limited Partnership XI ("Whitehall"), WH Advisors, L.L.C. XI ("WH Advisors"), WXI/McN Realty L.L.C. ("WXI/McN") and Goldman, Sachs & Co. ("GS&Co.", and, together with GSG, Whitehall, WH Advisors and WXI/McN, the "Reporting Persons"). The principal business address for each of the Reporting Persons (other than WXI/McN) is 85 Broad Street, New York, New York 10004. The principal business address of WXI/McN is c/o Goldman, Sachs & Co. 100 Crescent Court, Suite 100, Dallas, Texas 75201.

Explanation of Responses:

         As previously reported in the Form 3, dated August 16, 1999, filed by the Reporting Persons, on June 24, 1999, McNeil Real Estate Fund IX, Ltd., McNeil Real Estate Fund X, Ltd., McNeil Real Estate Fund XI, Ltd., McNeil Real Estate Fund XII, Ltd., McNeil Real Estate Fund XIV, Ltd., McNeil Real Estate Fund XV, Ltd., McNeil Real Estate Fund XX, L.P., McNeil Real Estate Fund XXI, L.P., McNeil Real Estate Fund XXII, L.P., McNeil Real Estate Fund XXIII, L.P., McNeil Real Estate Fund XXIV, L.P., McNeil Real Estate Fund XXV, L.P., McNeil Real Estate Fund XXVI, L.P., McNeil Real Estate Fund XXVII, L.P. (the "Company"), Fairfax Associates II, Ltd., Hearth Hallow Associates, L.P., McNeil Midwest Properties I, L.P., Regency North Associates, L.P., McNeil Summerhill I, L.P. (collectively, the "McNeil Partnerships"), McNeil Partners, L.P., ("McNeil Partners"), McNeil Investors, Inc., the general partner of McNeil Partners ("McNeil Investors"), McNeil Real Estate Management, Inc. ("McREMI"), McNeil Summerhill, Inc. and Robert A. McNeil, entered into a definitive acquisition agreement (the "Master Agreement") with WXI/McN which provides for WXI/McN and its subsidiaries to acquire the McNeil Partnerships and certain assets of McREMI. As a result of the execution and delivery of the Master Agreement, WXI/McN, McNeil Partners, McNeil Investors, Robert A. McNeil, Carole J. McNeil and Opal Partners, L.P., a California limited partnership ("Opal"), may be deemed to constitute a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended. McNeil Partners, McNeil Investors, Robert A. McNeil, and Carole J. McNeil are sometimes referred to in this Form 4 collectively as the "McNeil Persons".

         On January 31, 2000 a wholly owned subsidiary of WXI/McN was merged with and into the Company (the "Merger"). In connection with the Merger, all outstanding units of limited partnership interest in the Company were converted into the right to receive $9.88 in cash per unit of limited partnership interest. In addition, on January 31, 2000, a special distribution of approximately $1.10 in cash per unit of limited partnership interest in the Company was declared, thus entitling limited partners of the Company to receive an aggregate of approximately $10.98 in cash per unit of limited partnership interest.

                                     Form 4
                               Continuation Sheet


Item 1:  The Goldman Sachs Group, Inc.
               85 Broad Street
               New York, New York 10004
Item 2:  McNeil Real Estate Fund XXVII, L.P. - N/A
Item 4:        January 2000
---------------------------------------------------------------


         Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons together with the McNeil Persons and Opal constitute a "person" or "group" for any purpose. Neither the present filing nor anything contained herein shall be construed as an admission that Whitehall together with the McNeil Persons and/or Opal constitute a "person" or "group" for any purpose other than what they may be deemed to constitute under Section 13(d) of the Exchange Act. The Reporting Persons disclaim beneficial ownership of, and any pecuniary interest in, any shares or units of limited partnership interests, including the units of limited partnership interests beneficially owned by the McNeil Persons and/or Opal, and neither the present filing nor anything contained herein shall be construed as an admission otherwise.

                                     Form 4
                               Continuation Sheet


Item 1:  The Goldman Sachs Group, Inc.
               85 Broad Street
               New York, New York 10004
Item 2:  McNeil Real Estate Fund XXVII, L.P. - N/A
Item 4:        January 2000
---------------------------------------------------------------


SIGNATURES:
----------

WHITEHALL STREET REAL ESTATE
LIMITED PARTNERSHIP XI

By:  WH Advisors, L.L.C. XI,
     its general partner


By:  /s/ Susan Sack
     -----------------------------------
     Name:  Susan Sack
     Title: Vice President

WH ADVISORS, L.L.C. XI


By:  /s/ Susan Sack
     -----------------------------------
     Name:  Susan Sack
     Title: Vice President

WXI/McN Realty L.L.C.


By:  /s/ Susan Sack
     -----------------------------------
     Name:  Susan Sack
     Title: Vice President

THE GOLDMAN SACHS GROUP, INC.


By:  /s/ Roger S. Begelman
     -----------------------------------
     Name:  Roger S. Begelman
     Title: Attorney-in-Fact

GOLDMAN, SACHS & CO.


By:  /s/ Roger S. Begelman
     -----------------------------------
     Name:  Roger S. Begelman
     Title: Attorney-in-Fact